SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 5)*

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

458173309
(CUSIP Number)

Odidi Holdings Inc. 30 Worcester Road, Toronto, Ontario M9W 5X2 (416) 798-3001 Attention: Amina Odidi, President and Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

October 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458173309

1.	NAMES OF REPORTING PERSONS Odidi Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 578,131*
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 578,131*
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,131*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
14.	TYPE OF REPORTING PERSON* CO

* On September 12, 2018, Intellipharmaceutics International Inc. (the “Issuer”) filed an amendment to the Issuer’s articles to implement a one-for-10 reverse split, known as a share consolidation under Canadian law (the “reverse split”). The number of Common Shares (as defined below) disclosed herein reflects the reverse split. See Item 5.

CUSIP NO. 458173309

1.	NAMES OF REPORTING PERSONS Isa Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,164,885 (includes 375,088 shares issuable upon exercise of options and 211,666 shares issuable on conversion of debt)*
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 1,164,885 (includes 375,088 shares issuable upon exercise of options and 211,666 shares issuable on conversion of debt)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,885*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14.	TYPE OF REPORTING PERSON* IN

 * The number of Common Shares disclosed herein reflects the reverse split. See Item 5.

CUSIP NO. 458173309

1.	NAMES OF REPORTING PERSONS Amina Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,164,885 (includes 375,088 shares issuable upon exercise of options and 211,666 shares issuable on conversion of debt)*
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED VOTING POWER 1,164,885 (includes 375,088 shares issuable upon exercise of options and 211,666 shares issuable on conversion of debt)*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,885*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14.	TYPE OF REPORTING PERSON* IN

  * The number of Common Shares disclosed herein reflects the reverse split. See Item 5.

Item 2.	Identity and Background.

This Amendment No. 5 amends and supplements the Schedule 13D of Odidi Holdings Inc., an Ontario, Canada corporation (“Holdings”), Isa Odidi, an individual (“I. Odidi”), and Amina Odidi, an individual (“A. Odidi” and collectively with Holdings and I. Odidi, the “Reporting Persons”), with respect to the common shares, no par value (the “Common Shares”), of Intellipharmaceutics International Inc., a Canada corporation (the “Issuer”) whose principal executive offices are located at 30 Worcester Road, Toronto, Ontario M9W 5X2. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 5 is being filed by the Reporting Persons.

This Amendment No. 5, the previous amendments to the Reporting Persons’ Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the Statement. The Reporting Persons are making this single, joint filing because they have agreed to act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 4.	Purpose of Transaction.

On October 16, 2018, the Issuer reported that it had closed an underwritten public offering in the United States, resulting in the sale of 2,775,231 common shares, pre-funded warrants exercisable for 16,563,335 common shares and warrants exercisable for 20,000,000 common shares (the “Offering”). As a result of that closing, the percentage ownership beneficially owned by the Reporting Persons decreased by an amount greater than 1%.

Pursuant to the underwriting agreement relating to the Offering, on October 12, 2018, I. Odidi and A. Odidi entered into a lock-up agreement (as described in Item 6 herein).

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

On October 25, 2018, there were 8,107,243 Common Shares outstanding (post-reverse split). As of the date of this Amendment No. 5, Holdings beneficially owned 578,131 Common Shares of the Issuer, comprising 6.72% of the issued and outstanding Common Shares as of October 25, 2018. In addition, as of the date of this Amendment No. 5, each of I. Odidi and A. Odidi beneficially owned 1,164,885 and 1,164,885 Common Shares of the Issuer, respectively, comprising 12.7% and 12.7% of the issued and outstanding Common Shares, respectively, as of October 25, 2018. Such amounts include (i) 578,131 Common Shares owned of record by Holdings, (ii) 248,755 Common Shares issuable upon exercise of immediately exercisable options jointly owned by I. Odidi and A. Odidi (which amount gives effect to the vesting in accordance with applicable vesting provisions), (iii) 30,000 Common Shares issuable upon exercise of immediately exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (iv) 7,500 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (v) 5,000 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (vi) 7,000 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (vii) 9,000 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (viii) 4,667 Common Shares issuable upon exercise of exercisable options beneficially owned separately by each of I. Odidi and A. Odidi, (ix) 45,000 Common Shares issuable upon conversion of a convertible debenture jointly owned by I. Odidi and A. Odidi and described in Amendment No. 2 to this Statement (the “2013 Convertible Debenture” and collectively with the 2018 Convertible Debenture, the “Debentures”), and (x) 166,666 Common Shares issuable upon conversion of a 2018 Convertible Debenture jointly owned by I. Odidi and A. Odidi and described herein.

The Common Shares reported herein as beneficially owned by I. Odidi and A. Odidi do not include any Common Shares issuable upon exercise of unvested options owned jointly by I. Odidi and A. Odidi which, as previously reported, vest upon the Issuer or its subsidiaries attaining certain milestones related to FDA filings and approvals for the Issuer’s drugs.

Pursuant to the terms of the Convertible Debentures and the options issued to I. Odidi and A. Odidi, the conversion and exercise prices and number of Common Shares issuable upon conversion or exercise thereof were adjusted as a result of the reverse split of Common Shares implemented by the Issuer in September 2018 of its outstanding Common Shares on the basis of a ratio of one post-split Common Share for every 10 pre-split Common Shares and applicable anti-dilution provisions.

(d) The Reporting Persons affirm that no persons other than the Reporting Persons have the right to receive, or have the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owner of more than five percent (5%) of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

In connection with the Offering, I. Odidi and A. Odidi entered into a lock-up agreement with H.C. Wainwright & Co., LLC (“Wainwright”), as the underwriter of the Offering. The lock-up agreement prohibits I. Odidi and A. Odidi from directly or indirectly, selling, offering, contracting or granting any option to sell, granting any option, right or warrant to purchase, pledge, transfer, lend or otherwise dispose of any Common Shares, options, rights or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently owned either of record or beneficially for a period beginning on October 12, 2018 and continuing through the close of trading on the date ninety (90) days after the date of the final prospectus relating to the Offering (the “Lock-Up Period”), without the prior written consent of Wainwright. The Lock-Up Period is subject to certain exceptions under certain circumstances. The description of the lock-up agreement is a summary and is subject to, and qualified in its entirety by, the full text of such agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 5. Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: October 25, 2018

ODIDI HOLDINGS INC.

By:	/s/ Amina Odidi
Name:	Amina Odidi
Title:	President

/s/ Isa Odidi
Isa Odidi

/s/ Amina Odidi
Amina Odidi

Exhibit 5

Form of Lock-Up Agreement

October 12, 2018
H.C. Wainwright & Co., LLC
430 Park Avenue, 3rd Floor
New York, New York 10022

Re:
Intellipharmaceutics International Inc. (the “Company”)

Ladies and Gentlemen:

The undersigned is an owner of record or beneficially of certain common shares of the Company (“Common Shares”) or securities convertible into or exchangeable or exercisable for Common Shares. The Company proposes to carry out a public offering of securities (the “Offering”) for which H.C. Wainwright & Co., LLC (the “Underwriter”) will act as the underwriter pursuant to the underwriting agreement to be entered into between the Underwriter and the Company with respect to the Offering (the “Underwriting Agreement”). The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company by, among other things, raising additional capital for its operations. The undersigned acknowledges that the Underwriter is relying on the representations and agreements of the undersigned contained in this letter in carrying out the Offering and in entering into the Underwriting Agreement.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, and will not publicly disclose an intention to (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to), without the prior written consent of the Underwriter (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), lend or otherwise dispose of any Common Shares, options, rights or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned (or such spouse or family member), including, without limitation, entering into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership of Common Shares or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date ninety (90) days after the date of thefinal prospectus relating to the Offering (the “Restriction Period”), except for (A) transactions related to Common Shares or other securities acquired in the Offering or in the open market after the completion of the Offering, (B) bona fide gifts, sales or other dispositions of shares of any class of the Company’s capital stock, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company), (C) transfers to any trust for the direct or indirect benefit of the undersigned or a member of the immediate family (as defined below) of the undersigned, or (D) transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary, or a member of the immediate family of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (B), (C) or (D), (1) each donee or distributee shall execute and deliver to the Underwriter a lock-up letter in the form of this paragraph and (2) any such transfer shall not involve a disposition for value; and provided, further, that in the case of any transfer or distribution pursuant to clause (B), (C) or (D), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restriction Period). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.

If the undersigned is an officer or director of the Company: (A) notwithstanding any provision of this agreement to the contrary, the share transfer restrictions set forth above shall apply to any and all issuer-directed shares received by the undersigned in the Offering; and (B) if the Underwriter determines in its sole discretion to consent to a requested release or waiver of the foregoing restrictions in connection with a transfer of Common Shares, (i) as required by the Financial Industry Regulatory Authority, Inc., the Underwriter intends to notify the Company of the impending release or waiver at least three (3) business days before the effective date of such release or waiver, and (ii) the Company (in accordance with the provisions of the Underwriting Agreement) will announce the impending release or waiver by press release through a major news service at least two (2) business days before the effective date of the release or waiver. Any release or waiver granted by the Underwriter hereunder to any such officer or director shall only be effective two (2) business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this agreement that are applicable to the transferor to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Common Shares held by the undersigned except in compliance with the foregoing restrictions, and any duly appointed transfer agent and registrar for the registration or transfer of Common Shares described herein are hereby authorized to decline to make any transfer of such Common Shares if such transfer would constitute a violation or breach of this agreement.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of 1933, as amended, of any Common Shares owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

As used herein, “immediate family” shall mean the spouse, domestic partner, lineal descendant, father, mother, brother, sister, or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin.

The undersigned hereby agrees that, to the extent that the terms of this agreement conflict with or are in any way inconsistent with any registration rights agreement, any market standoff agreement or any other lock-up agreement related to the Common Shares to which the undersigned and the Company may be party, this agreement supersedes such registration rights agreement, market standoff agreement or other lock-up agreement.

[Signature page follows]

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

____________________________________
Name of Securityholder/Director/Officer
(Print exact name)

By:_________________________________
      Signature

If not signing in an individual capacity:

____________________________________
Name of Authorized Signatory (Print)

____________________________________
Title of Authorized Signatory (Print)

(indicate capacity of person signing if signing as custodian, trustee or on behalf of an entity)